

Mail Stop 3030

November 2, 2017

Via E-mail
Jamey S. Seely
Executive Vice President and General Counsel
Gates Industrial Corporation plc
1551 Wewatta Street
Denver, CO 80202

Re: Gates Industrial Corporation plc
**   Draft Registration Statement on Form S-1**
**   Submitted October 6, 2017**
**   CIK No. 0001718512**

Dear Ms. Seely:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Gates Overview, page 1

1.   Revise your prospectus summary to highlight your leveraged financial position and compare your current disclosure regarding 2016 net sales to those generated in 2014 and 2015.

2.   We refer to the graphic at the bottom of page 1. Tell us how presentation of the Adjusted EBITDA Margin financial metric considers the prominence guidance from Item 10(e)(1)(i) of Regulation S-K and Question 102.10 of the Compliance and Disclosure Interpretations on non-GAAP Financial Measures. Provide a similar response with

respect to the disclosure under the heading Strong Margins and Free Cash Flow on page 9.

Product and Catalog Coverage of Application-Critical Components, page 7

3.   Revise to clarify what you mean by "market-leading car parc coverage of 99%" in the first full sentence on page 8.

Our Organizational Structure, page 11

4.   We see that you will reorganize prior to the closing of the offering such that Gates Industrial Corporation plc will indirectly own all equity interests in Omaha Topco. Please clarify your disclosure to explain how you will account for the reorganization.

U.S. investors may have difficulty . . ., page 45

5.   Please file the consent of counsel referenced here.

Dilution, page 55

6.   Please revise the last table on this page to disclose how the numbers and percentages may change upon exercise of outstanding options.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 59

Income Tax (Expense) Benefit, pages 69 and 76

7.   Expand to describe the underlying reasons for the income tax benefit recorded in 2015. Please also revise the disclosure to describe and quantify the reasons for changes in the effective income tax rate from period to period.

Critical Accounting Estimates and Judgments, Share-Based Compensation, page 95

8.   Please tell us the estimated IPO price range once you have that information. To the extent there is a significant difference between the estimated grant-date fair value of your common shares during the past twelve months and the estimated IPO price range, discuss for us each significant factor contributing to the difference.

Shareholders Agreement, page 147

9.   Please revise to describe the material terms of this agreement and the material interests of each related party.

Transaction and Monitoring Fee and Support and Services Agreements, page 147

10.   The reference to "in addition" in the second paragraph here implies that the referenced engagement of BMP is not covered by the agreement mentioned in the first paragraph. If that is not correct, please revise to eliminate that implication. Please also clarify why you intend to file merely a "form of" this agreement, given the disclosure regarding when the parties executed the agreement.

11.   Please revise to quantify the amounts referenced in the fourth paragraph of this section.

12.   Disclose the duration of the agreement referenced in the last paragraph of this page.

Commercial Transactions . . ., page 148

13.   We note the disclosure that the referenced transactions or arrangements have not been and are not expected to be material to you. Please revise to clarify the material interests of any related party.

Omaha Topco Ltd. Consolidated Financial Statements

Note 2. Significant Accounting Polices

E. Net Sales, page F-15

14.   In order to provide a better understanding of your revenue policies, please expand to describe how you apply each of the four general revenue recognition criteria cited in your disclosure. For example, describe what you consider to be persuasive evidence of a sales arrangement, when title passes and when delivery is deemed to have occurred. In addition, revise to describe any material multiple element arrangements as discussed on page 91, including the nature of the elements identified and how you determine the amount of consideration to allocate to each element.

Signatures, page II-5

15.   Please include the signature of the registrant's authorized representative in the United States.

You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Caleb French at (202) 551-6947 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

Sincerely,

/s/ Geoff Kruczek for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Edgar J. Lewandowski, Esq.
        Simpson Thacher & Bartlett LLP